UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

Lord Abbett Private Credit Fund

(Name of Subject Company (Issuer))

Lord Abbett Private Credit Fund

(Names of Filing Person (Offeror and Issuer))

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

CUSIP: N/A

(CUSIP Number of Class of securities)

Randolph A. Stuzin, Esq.

Lord Abbett Private Credit Advisor LLC

30 Hudson Street

Jersey City, New Jersey 07302

(888) 522-2388

(Name, address and telephone no. of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Richard Horowitz, Esq.

Cynthia Beyea, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

Tel: (212) 698-3500

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Lord Abbett Private Credit Fund (the “Company”), with the U.S. Securities and Exchange Commission on January 29, 2026 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Company to purchase up to 934,781.32 shares of its outstanding common shares of beneficial interest, par value $0.01 per share (the “Shares”), pursuant to tenders by shareholders of the Company (“Shareholders”) at a purchase price equal to the net asset value per Share as of March 31, 2026, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 29, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively.

This Amendment is being filed by the Company to report the final results of the Offer. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The following information is provided pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended:

1.	The Company has received the final results of the tender offer, which expired at 11:59 p.m., Eastern Time, on February 27, 2026.

2.	No Shares were validly tendered prior to the expiration of the Offer. Accordingly, the Company will not purchase any Shares pursuant to the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lord Abbett Private Credit Fund

Date: March 3, 2026	By:	/s/ Randolph A. Stuzin
Name: Randolph A. Stuzin
Title: Authorized Person